Exhibit 99.1

PRESS RELEASE

Brookfield Asset Management Reports First Quarter 2017 Results

Brookfield, May 11, 2017 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), a leading global alternative asset manager, today announced financial results for the quarter ended March 31, 2017.

Bruce Flatt, CEO of Brookfield, stated, "Our scale and global reach have enabled us to deploy $17 billion of capital into attractive investments over the last twelve months, and we continue to see opportunities to put capital to work in high quality businesses across our real asset strategies. With our flagship funds moving closer to being fully invested, we are preparing for our next major round of fundraising in response to strong investor demand."

Operating Results
UNAUDITED FOR THE PERIODS ENDED MAR. 31 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Last Twelve Months Ended
	2017	2016	2017	2016
Net income[1]	$518	$636	$3,220	$3,867
Per Brookfield share[2]	(0.08)	0.23	1.25	1.77
Funds from operations[2,3]	$674	$703	$3,208	$2,705
Per Brookfield share[2,3]	0.65	0.69	3.15	2.64

1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on pages 3 and 4 and a reconciliation of net income to FFO on page 9

During the first quarter we achieved "same-store" growth across most of our operations, and benefited from a positive contribution from recent acquisitions. This was offset in net income by fair value changes in the quarter arising from the impact of lower stock market prices on market-valued investments. The aggregate value of our $57 billion real estate portfolio was largely unchanged. The per share number is after the allocation of net income to non-controlling interests and preferred share dividends.
Funds from operations ("FFO") grew 3% on a comparative basis as 2016 included catch up and transaction fees of $49 million. FFO benefited from an increase in base fees on the higher level of fee bearing capital and growth in incentive distributions. FFO includes realized disposition gains of $214 million, which were consistent quarter over quarter.
Annualized fees increased to $1.2 billion, up 24% from the prior year, while target carried interest increased by 43% to $860 million. The growth results from a 14% increase over the last twelve months in fee bearing capital, which now stands at $113 billion. We benefited from strong capital inflows to our private funds, including the closing of three flagship funds in 2016 and new product offerings, as well as growth in the market capitalization and unitholder distributions of our listed issuers.

Dividend Declaration

The Board declared a quarterly dividend of US$0.14 per share (representing US$0.56 per annum), payable on June 30, 2017 to shareholders of record as at the close of business on May 31, 2017. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.
1 | Brookfield Asset Management Inc. - Q1 2017 News Release

Highlights

We announced or completed acquisitions that deployed $17 billion of capital over the last twelve months, including $3 billion in the current quarter.

We completed the acquisition of a U.S. manufactured housing portfolio, added to our portfolio of student housing assets in the U.K., acquired a portfolio of U.S. office properties and a preferred equity investment in a public, non-traded hospitality REIT. We also completed two investments in our new open-ended core-plus fund – an office building in downtown San Francisco and a portfolio of logistics assets.
Our renewable power business announced the acquisition of a 51% controlling interest in TerraForm Power, and 100% of TerraForm Global. These businesses collectively own and operate a 3,600 megawatt global wind and solar portfolio. This transaction marks our first major investment in solar and establishes a platform for further growth in the sector.
In April, our infrastructure group closed the purchase of a 90% interest in a natural gas pipeline business in Brazil for $5 billion. This is a fully contracted and highly cash generative business that will significantly expand our utilities operations in a sector and geography that we know well.
In our private equity business, we recently closed the acquisition of an 85% interest in a leading road fuels provider in the U.K. and our previously announced 70% stake in Brazil's largest private water distribution, collection and treatment business. We also announced an agreement to acquire one of the largest gas station networks in Canada from a major national retailer.

Our flagship funds are significantly invested, positioning us well for future fundraising.

Our second flagship real estate opportunity fund, BSREP II, is now approximately 80% committed or invested. This enables us to launch a successor fund in the second quarter. Our flagship funds in infrastructure (BIF III) and private equity (BCP IV) closed in 2016 with a solid pipeline of investment opportunities and are now over 45% and 55% invested or committed, respectively. We expect to begin fundraising for our next infrastructure and private equity flagship funds in 2018.

We continue to maintain high levels of liquidity in order to pursue further transactions.
We finished the quarter with core liquidity of $9 billion and dry powder in our private funds of $20 billion.
 In addition, we continue to recycle capital as a key source of liquidity, particularly within our real estate group which has raised $3 billion over the last twelve months through property sales. We recently sold our 51% interest in 245 Park Avenue, a New York office tower, for equity proceeds of $650 million.
We are broadening our product offering to provide additional options for our investors.
In addition to our traditional funds, we have been deploying capital in several new entities across asset classes and geographies. We continue to raise capital and invest it for our open-ended private real estate fund. Another particular area of focus has been credit strategies: we have built dedicated private credit programs within each business group, including an infrastructure debt fund where we will provide loans against high quality core infrastructure assets, a real estate debt fund in North America, and a credit fund in our private equity operations.
2 | Brookfield Asset Management Inc. - Q1 2017 News Release

Special Dividend of Trisura Group Shares Declared

We have now received the necessary approvals to complete the previously announced distribution of all of the common shares of Trisura Group Ltd. ("Trisura Group") to holders of Brookfield's Class A and B Limited Voting Shares (the "Shares"). Trisura Group is an international specialty insurance provider operating in the surety, risk solutions, corporate insurance and reinsurance niche segments of the market.

On June 22, 2017, shareholders of record as of June 1, 2017 will receive one Trisura Group common share for every 170 Shares of Brookfield (see below for further information about the trading of Trisura Group and Brookfield). The dividend is currently estimated to be valued at approximately US$0.11 per Brookfield Share, or approximately US$110 million in the aggregate. Trisura Group has received conditional approval to list its common shares on the Toronto Stock Exchange (the "TSX") under the symbol "TSU".

Shareholders will receive a cash payment in lieu of any fractional interests in the Trisura Group common shares. Brookfield will use the volume-weighted average trading price of the Trisura Group common shares for the five trading days immediately following the spin-off to determine the value of the Trisura Group common shares for the purpose of calculating the cash payable in lieu of any fractional interests.

Only holders of Brookfield Shares as of close of business on June 1, 2017 will be entitled to receive the distribution of the common shares of Trisura Group. Holders of "BAM" or "BAM.A" who sell their shares before June 1, 2017, and whose sales of such securities settle before the close of business on the New York Stock Exchange ("NYSE") or the Toronto Stock Exchange ("TSX") on such date, will not be entitled to receive the distribution of the common shares of Trisura Group. Similarly, investors who purchase shares before June 1, 2017, and whose purchases of such securities settle after the close of business in New York (if listed on the NYSE) or Toronto (if listed on the TSX) on such date, will not be entitled to receive the distribution of the common shares of Trisura Group.

Brookfield expects common shares of Trisura Group to begin trading on a "when-issued" basis on the TSX on May 30, 2017. Trisura Group is expected to begin "regular-way" trading on the TSX on June 22, 2017 under the symbol "TSU".

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), unless otherwise noted and make reference to Funds From Operations ("FFO").

We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company's share of equity accounted investments' FFO on a fully diluted basis. FFO consists of the following components:

•
FFO from Operating Activities represents the company's share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

•
Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

•
Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company's business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

3 | Brookfield Asset Management Inc. - Q1 2017 News Release

We use FFO to assess our operating results and the value of Brookfield's business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in our quarterly Supplemental Information and filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company's Supplemental Information for the three months ended March 31, 2017 contain further information on the company's strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company's website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three months ended March 31, 2017, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield's external auditor.

Brookfield's Board of Directors reviewed and approved this document, including the summary unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management's 2017 First Quarter Results as well as the Shareholders' Letter and Supplemental Information on Brookfield's website under the Reports & Filings section at www.brookfield.com.

The conference call can be accessed via webcast on May 11, 2017 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 1254#).

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield's previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

4 | Brookfield Asset Management Inc. - Q1 2017 News Release

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

5 | Brookfield Asset Management Inc. - Q1 2017 News Release

CONSOLIDATED BALANCE SHEETS

Unaudited	March 31	December 31
(US$ millions)	2017	2016
Assets
Cash and cash equivalents	$6,427	$4,299
Other financial assets	4,693	4,700
Accounts receivable and other	9,055	9,133
Inventory	5,437	5,349
Assets classified as held for sale	948	432
Equity accounted investments	24,936	24,977
Investment properties	57,092	54,172
Property, plant and equipment	45,653	45,346
Intangible assets	6,271	6,073
Goodwill	3,906	3,783
Deferred income tax assets	1,578	1,562
Total Assets	$165,996	$159,826

Liabilities and Equity
Accounts payable and other	$12,025	$11,915
Liabilities associated with assets classified as held for sale	52	127
Corporate borrowings	5,272	4,500
Non-recourse borrowings
Property-specific mortgages	56,635	52,442
Subsidiary borrowings	7,990	7,949
Deferred income tax liabilities	9,830	9,640
Subsidiary equity obligations	3,766	3,565
Equity
Preferred equity	3,950	3,954
Non-controlling interests	43,965	43,235
Common equity	22,511	22,499
Total Equity	70,426	69,688
Total Liabilities and Equity	$165,996	$159,826

6 | Brookfield Asset Management Inc. - Q1 2017 News Release

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
UNAUDITED FOR THE PERIODS ENDED MAR. 31 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016
Revenues	$6,001	$5,218
Direct costs	(4,387)	(3,648)
Other income and gains	265	35
Equity accounted income	335	152
Expenses
Interest	(843)	(767)
Corporate costs	(25)	(23)
	1,346	967
Fair value changes	(204)	352
Depreciation and amortization	(499)	(481)
Income tax	(125)	(202)
Net income	$518	$636

Net income (loss) attributable to:
Brookfield shareholders	$(37)	$257
Non-controlling interests	555	379
	$518	$636

Net income (loss) per share
Diluted	$(0.08)	$0.23
Basic	(0.08)	0.23

7 | Brookfield Asset Management Inc. - Q1 2017 News Release

SUMMARIZED FINANCIAL RESULTS
	Three Months Ended		Last Twelve Months Ended
UNAUDITED FOR THE PERIODS ENDED MAR. 31 (US$ MILLIONS)	2017	2016	2017	2016
Asset management	$166	$184	$848	$599
Real estate	325	373	1,513	1,477
Renewable power	67	68	179	220
Infrastructure	83	71	386	266
Private equity and other	94	62	500	472
Cash and financial assets	14	34	131	13
Interest expense and operating costs	(75)	(89)	(349)	(342)
Funds from operations[1,2]	$674	$703	$3,208	$2,705

	Three Months Ended		Last Twelve Months Ended
UNAUDITED FOR THE PERIODS ENDED MAR. 31 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
FFO from operating activities[2]	$457	$491	$2,131	$1,783
Realized carried interest[3]	3	—	152	30
Realized disposition gains[2]	214	212	925	892
Funds from operations[1,2]	674	703	3,208	2,705
Realized disposition gains not in income	(83)	(193)	(622)	(568)
Fair value changes	(353)	65	(763)	564
Depreciation and amortization	(201)	(206)	(895)	(804)
Income tax	(74)	(112)	429	(28)
Net income (loss) attributable to shareholders	$(37)	$257	$1,357	$1,869

Per share	$(0.08)	$0.23	$1.25	$1.77
Notes:
1.	Non-IFRS measure – see Basis of Presentation on pages 3 and 4 and a reconciliation of net income to FFO on page 9
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance

EARNINGS PER SHARE

	Three Months Ended		Last Twelve Months Ended
UNAUDITED FOR THE THREE MONTHS ENDED MAR. 31 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income	$518	$636	$3,220	$3,867
Non-controlling interests	(555)	(379)	(1,863)	(1,998)
Net income (loss) attributable to shareholders	(37)	257	1,357	1,869
Preferred share dividends	(36)	(33)	(136)	(133)
Net income (loss) available to shareholders	$(73)	$224	$1,221	$1,736

Weighted average shares	958.5	959.2	958.8	956.7
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	—	15.6	15.3	21.6
Shares and share equivalents	958.5	974.8	974.1	978.3

Diluted earnings (loss) per share	$(0.08)	$0.23	$1.25	$1.77
Notes:
1.	Includes management share option plan and escrowed stock plan

8 | Brookfield Asset Management Inc. - Q1 2017 News Release

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
	Three Months Ended		Last Twelve Months Ended
UNAUDITED FOR THE PERIODS ENDED MAR. 31 (US$ MILLIONS)	2017	2016	2017	2016
Net income	$518	$636	$3,220	$3,867
Equity accounted fair value changes and other non-FFO items	122	274	306	(7)
Fair value changes	204	(352)	686	(1,405)
Depreciation and amortization	499	481	2,038	1,775
Deferred income taxes	108	170	(620)	67
Realized disposition gains in fair value changes or prior periods[1]	152	212	706	897
Non-controlling interests	(929)	(718)	(3,128)	(2,489)
Funds from operations[1,2]	$674	$703	$3,208	$2,705
Notes:
1.	Non-IFRS measure – see Basis of Presentation on pages 3 and 4
2.	Excludes amounts attributable to non-controlling interests

9 | Brookfield Asset Management Inc. - Q1 2017 News Release